SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Amendment No. 5

Under the Securities Exchange Act of 1934*

SOUTHCROSS ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

84130C100

(CUSIP Number)

John E. Bonn

1717 Main Street, Suite 5200

Dallas, Texas 75201

(214) 979-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS Southcross Holdings GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 44,030,950 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 44,030,950 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,030,950 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8% (2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1) Southcross Holdings Borrower LP (“Borrower”) owns 15,005,588 common units representing limited partner interests (“Common Units”), 16,811,649 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 99.98% by Southcross Holdings LP (“Holdings”), and its 0.02% general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned of record 99% by Holdings and 1% by Southcross Holdings Intermediary LLC, which is owned 100% by Holdings. Southcross Holdings GP LLC (“Holdings GP”) is the non-economic general partner of Holdings. Therefore, Holdings GP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Based upon 36,923,934 Common Units, 16,811,649 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 10, 2016. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 44,030,950 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 44,030,950 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,030,950 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8% (2)
(14)	TYPE OF REPORTING PERSON PN – limited partnership

(1) Southcross Holdings Borrower LP (“Borrower”) owns 15,005,588 common units representing limited partner interests (“Common Units”), 16,811,649 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 99.98% by Southcross Holdings LP (“Holdings”), and its 0.02% general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned of record 99% by Holdings and 1% by Southcross Holdings Intermediary LLC, which is owned 100% by Holdings. Therefore, Holdings may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Based upon 36,923,934 Common Units, 16,811,649 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 10, 2016. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Intermediary LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 44,030,950 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 44,030,950 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,030,950 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8% (2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1) Southcross Holdings Borrower LP (“Borrower”) owns 15,005,588 common units representing limited partner interests (“Common Units”), 16,811,649 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 99.98% by Southcross Holdings LP (“Holdings”), and its 0.02% general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned of record 99% by Holdings and 1% by Southcross Holdings Intermediary LLC (“Intermediary”). Intermediary is owned of record 100% by Holdings. Therefore, Intermediary may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Based upon 36,923,934 Common Units, 16,811,649 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 10, 2016. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Guarantor GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 44,030,950 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 44,030,950 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,030,950 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8% (2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1) Southcross Holdings Borrower LP (“Borrower”) owns 15,005,588 common units representing limited partner interests (“Common Units”), 16,811,649 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 99.98% by Southcross Holdings LP and its 0.02% general partner interest is held by Southcross Holdings Guarantor GP LLC (“Guarantor GP”). Therefore, Guarantor GP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Based upon 36,923,934 Common Units, 16,811,649 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 10, 2016. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Guarantor LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 44,030,950 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 44,030,950 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,030,950 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8% (2)
(14)	TYPE OF REPORTING PERSON PN – limited partnership

(1) Southcross Holdings Borrower LP (“Borrower”) owns 15,005,588 common units representing limited partner interests (“Common Units”), 16,811,649 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Therefore, Guarantor may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Based upon 36,923,934 Common Units, 16,811,649 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 10, 2016. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Borrower GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 44,030,950 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 44,030,950 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,030,950 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8% (2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1) Southcross Holdings Borrower LP (“Borrower”) owns 15,005,588 common units representing limited partner interests (“Common Units”), 16,811,649 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC (“Borrower GP”). Therefore, Borrower GP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Based upon 36,923,934 Common Units, 16,811,649 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 10, 2016. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Borrower LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 44,030,950 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 44,030,950 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,030,950 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8% (2)
(14)	TYPE OF REPORTING PERSON PN – limited partnership

(1) Southcross Holdings Borrower LP (“Borrower”) directly owns 15,005,588 common units representing limited partner interests (“Common Units”), 16,811,649 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Based upon 36,923,934 Common Units, 16,811,649 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 10, 2016. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed on August 14, 2014, as amended on May 21, 2015, February 18, 2016, April 6, 2016, and May 5, 2016 (as amended, the “Original Schedule 13D” and, as amended by this Amendment, this “Schedule 13D”), and is being jointly filed by the Reporting Persons with respect to the Common Units, Class B Convertible Units and Subordinated Units of Southcross Energy Partners, L.P. (“SXE”). This Amendment reports and reflects the acquisition of additional Class B Convertible Units, including Class B Convertible Units issued in lieu of Unpaid Class B PIK Rights (as defined and described below), and Common Units in connection with an equity cure for a financial covenant default. Pursuant to this Amendment, Southcross Holdings Intermediary LLC is being added as a Reporting Person and as a joint filer to this Schedule 13D. Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D (“Schedule 13D”) relates to the common units representing limited partner interests (“Common Units”), Class B convertible units representing limited partner interests (“Class B Convertible Units”), and subordinated units representing limited partner interests (“Subordinated Units”) of Southcross Energy Partners, L.P. The name of the issuer is Southcross Energy Partners, L.P. (“SXE”), and the address of the principal executive offices of SXE is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

The Class B Convertible Units convert into Common Units at the Class B Conversion Rate on the Class B Conversion Date (as those terms are defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership, dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein); the initial Class B Conversion Rate is 1.0 (i.e., one Common Unit for each Class B Convertible Unit). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of SXE, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

Borrower (as defined below) was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”), in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (i) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (ii) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”). On February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units. The Issuer subsequently determined to issue such Class B Convertible Units and issued the 279,303 Class B Convertible Units on May 9, 2016.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) through (c) The following describes the identities and principal businesses of the parties jointly filing this Schedule 13D:

Southcross Holdings GP LLC (“Holdings GP”) is a Delaware limited liability company. The principal business of Holdings GP is to serve as the general partner of Southcross Holdings LP. The address of its principal office is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

Southcross Holdings LP (“Holdings”) is a Delaware limited partnership. The principal business of Holdings is to hold, directly or indirectly, equity interests in Southcross Holdings Intermediary LLC, Southcross Holdings Guarantor GP LLC, Southcross Holdings Guarantor LP, Southcross Holdings Borrower GP LLC, Southcross Holdings Borrower LP, Southcross Energy Partners GP, LLC and SXE. The address of its principal office is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

Southcross Holdings Intermediary LLC (“Intermediary”) is a Delaware limited liability company. The principal business of Intermediary is to hold, directly or indirectly, equity interests in Southcross Holdings Guarantor GP LLC, Southcross Holdings Guarantor LP, Southcross Holdings Borrower GP LLC, Southcross Holdings Borrower LP and SXE. The address of its principal office is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

Southcross Holdings Guarantor GP LLC (“Guarantor GP”) is a Delaware limited liability company. The principal business of Guarantor GP is to serve as the general partner of Guarantor. The address of its principal office is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

Southcross Holdings Guarantor LP (“Guarantor”) is a Delaware limited partnership. The principal business of Guarantor is to hold, directly or indirectly, equity interests in Southcross Holdings Borrower GP LLC, Southcross Holdings Borrower LP and SXE. The address of its principal office is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

Southcross Holdings Borrower GP LLC (“Borrower GP”) is a Delaware limited liability company. The principal business of Borrower GP is to serve as the general partner of Borrower. The address of its principal office is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

Southcross Holdings Borrower LP (“Borrower”) is a Delaware limited partnership. The principal business of Borrower is to hold equity interests in SXE. The address of its principal office is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

Holdings GP, Holdings, Intermediary, Guarantor GP, Guarantor, Borrower GP and Borrower are referred to in this Schedule 13D collectively as the “Reporting Persons” and individually as a “Reporting Person.” As a result of the relationship of the Reporting Persons, the Reporting Persons constitute a “group” under Rule 13d-5(b) promulgated under the Securities Exchange Act of 1934, as amended.

Set forth on Appendix 1 (constituting a part of this Schedule 13D) are the names, business addresses and positions of the respective executive officers and directors, as applicable, of the Reporting Persons and other persons controlling the Reporting Persons (collectively, the “Controlling Persons”).

(d) During the past five years, no Reporting Person and no Controlling Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no Reporting Person and no Controlling Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the Controlling Persons who are natural persons are United States citizens.

The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, dated as of August 17, 2016, a copy of which is filed with this Schedule 13D as Exhibit 7 (which is hereby incorporated by reference), pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provision of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

EIG BBTS Holdings, LLC (“EIG”) and TW Southcross Aggregator LP (“SXE Aggregator”) each own 33.3% of each of Holdings and Holdings GP and have each filed a separate Schedule 13D, as amended, with respect to the securities to which this Schedule 13D relates.

As a result of the relationship of the Reporting Persons, the Tailwater Parties (as defined below) and the EIG Parties (as defined below) among themselves with respect to the August 2014 transactions described in Items 3 through 6 of this Schedule 13D, each of such parties may have been or continue to be members of a “group” under Rule 13d-5(b) promulgated under the Securities Exchange Act of 1934, as amended, with respect to the Common Units, the Class B Convertible Units and the Subordinated Units reported as beneficially owned by the Reporting Persons in this Schedule 13D, although the Reporting Persons do not affirm that, notwithstanding that such a group may have initially existed as of the closing of such transactions giving rise to the acquisition of beneficial ownership of such Common Units, Class B Convertible Units and Subordinated Units, such group is deemed to continue from and after such closing.

Item 3.	Source and Amount of Funds or Other Consideration

The fifth paragraph of Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

On November 5, 2014, February 9, 2015, May 8, 2015, August 10, 2015, November 9, 2015, May 9, 2016 and August 10, 2016, Holdings received 256,078, 260,558, 265,118, 269,758, 274,478, 284,191 and 289,165, respectively, Class B PIK Units from the Issuer as distributions on the Class B Convertible Units pursuant to the terms of the Partnership Agreement. Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”), in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (i) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (ii) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”). On February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units. The Issuer subsequently determined to issue such Class B Convertible Units and issued the 279,303 Class B Convertible Units on May 9, 2016. As of August 10, 2016, Holdings had received a total of 2,178,649 Class B PIK Units from the Issuer as distributions on the Class B Convertible Units.

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraphs to the end of Item 3:

On May 13, 2016, pursuant to the Equity Cure Agreement, Borrower contributed from cash on hand $532,000 to SXE and, in exchange, SXE issued 359,459 Common Units to Borrower.

On June 28, 2016, Intermediary acquired a 1% interest in Guarantor GP from Holdings, Guarantor GP’s general partner interest in Guarantor was amended from a non-economic interest to a 0.02% general partner interest, and Holdings’ limited partner interest in Guarantor was amended from a 100% limited partner interest to a 99.98% limited partner interest. Because of Intermediary’s 1% interest in Guarantor GP, Intermediary may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower.

Item 4.	Purpose of Transaction.

The second paragraph of Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired 2,116,400 of the Common Units, Class B Convertible Units and Subordinated Units as part of the consideration for SXE to acquire TexStar’s Rich Gas System through the Drop-Down Contribution and to establish a structure for common ownership and control of the Common Units, Class B Convertible Units and Subordinated Units through Holdings, as a new holding company of SXE, and its general partner Holdings GP, both of which are owned by SELLC, EIG, and Aggregator. The Reporting Persons acquired an additional 4,500,000 Common Units as part of the consideration for SXE to acquire certain assets through the Holdings Drop-Down Contribution. The Reporting Persons acquired an additional 2,178,649 Class B PIK Units as distributions on the Class B Convertible Units, as described in Item 3 of this Schedule 13D. The Reporting Persons acquired an additional 8,389,188 Common Units pursuant to the Equity Cure Agreement as an equity cure, as further described in Item 6. As a result of the relationships described in Item 2 and Item 5 of this Schedule 13D, each of the Reporting Persons may be deemed to have shared power to vote, or direct the disposition of, and to dispose, or direct the disposition of, the Common Units, Class B Convertible Units and Subordinated Units held of record by Borrower.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a and b) As of August 10, 2016, 36,923,934 Common Units, 16,811,649 Class B Convertible Units and 12,213,713 Subordinated Units are outstanding. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate on the Class B Conversion Date; the initial Class B Conversion Rate is 1.0 (i.e., one Common Unit for each Class B Convertible Unit). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period. Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of SXE, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. As a result of the relationship of the Reporting Persons, each of the Reporting Persons is deemed to be the beneficial owner, with shared power to vote or direct the vote and shared power to dispose or direct the disposition, of 44,030,950 Common Units, which constitutes approximately 66.8% of the outstanding Common Units (giving effect to the conversion of all outstanding Class B Convertible Units and Subordinated Units).

Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of Class B PIK Units, in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled to Unpaid Class B PIK Rights. On February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units. The Issuer subsequently determined to issue such Class B Convertible Units and issued the 279,303 Class B Convertible Units on May 9, 2016.

Southcross Holdings GP LLC

Amount Beneficially Owned: 44,030,950 (1)

Percentage: 66.8%(2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 44,030,950 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 44,030,950 (1)

Southcross Holdings LP

Amount Beneficially Owned: 44,030,950 (1)

Percentage: 66.8% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 44,030,950 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 44,030,950 (1)

Southcross Holdings Intermediary LLC

Amount Beneficially Owned: 44,030,950 (1)

Percentage: 66.8% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 44,030,950 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 44,030,950 (1)

Southcross Holdings Guarantor GP LLC

Amount Beneficially Owned: 44,030,950 (1)

Percentage: 66.8% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 44,030,950 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 44,030,950 (1)

Southcross Holdings Guarantor LP

Amount Beneficially Owned: 44,030,950 (1)

Percentage: 66.8% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 44,030,950 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 44,030,950 (1)

Southcross Holdings Borrower GP LLC

Amount Beneficially Owned: 44,030,950 (1)

Percentage: 66.8% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 44,030,950 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 44,030,950 (1)

Southcross Holdings Borrower LP

Amount Beneficially Owned: 44,030,950 (1)

Percentage: 66.8% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 44,030,950 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 44,030,950 (1)

(1)	Borrower directly owns of record all of the 15,005,588 Common Units representing limited partner interests, 16,811,649 Class B Convertible Units representing limited partner interests and 12,213,713 Subordinated Units representing limited partner interests in SXE of which each Reporting Person has beneficial ownership. Borrower is owned of record 100% by Guarantor, and its non-economic general partner interest is held by Borrower GP, which is owned of record 100% by Guarantor. Guarantor is owned of record 99.98% by Holdings, and its 0.02% general partner interest is held by Guarantor GP, which is owned of record 99% by Holdings and 1% by Intermediary, which is owned 100% by Holdings. Holdings GP is the non-economic general partner of Holdings.
(2)	Based upon 36,923,934 Common Units, 16,811,649 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 10, 2016. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.

Pursuant to the Plan, EIG and SXE Aggregator each own 33.33% of each of Holdings GP and Holdings and the Lenders own 33.34% of each of Holdings GP and Holdings.

EIG, together with EIG Management Company, LLC, EIG Asset Management, LLC, EIG Global Energy Partners, LLC, The R. Blair Thomas 2010 Irrevocable Trust, R. Blair Thomas, The Randall Wade 2010 Irrevocable Trust, The Kristina Wade 2010 Irrevocable Trust, and Randall S. Wade are referred to collectively in this Schedule 13D as the “EIG Parties.”

SXE Aggregator, together with TW/LM GP Sub, LLC, Tailwater Energy Fund I LP, TW GP EF-I, LP, TW GP EF-I GP, LLC, TW GP Holdings, LLC, Tailwater Holdings, LP, Tailwater Capital LLC, Jason H. Downie and Edward Herring, are referred to collectively in this Schedule 13D as the “Tailwater Parties.”

(c) There have been no reportable transactions in the Common Units, Class B Convertible Units or Subordinated Units that were effected in the last 60 days by the Reporting Persons or Controlling Persons, except as described above and in Items 3 and 4, which are incorporated by reference in this Item 5(c).

(d) To the knowledge of the Reporting Persons, no other person, other than the Reporting Persons, the EIG Parties, the Tailwater Parties, and the Lenders (and their respective direct or indirect affiliates), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units, Class B Convertible Units or Subordinated Units.

(e) Other than Southcross Energy LLC and Charlesbank Capital Partners, LLC, as previously reported in this Schedule 13D, no other Reporting Person has ceased to the beneficial owner of more than five percent of Common Units, Class B Convertible Units or Subordinated Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by adding the following paragraph after the seventh paragraph:

Pursuant to the Equity Cure Agreement, on May 13, 2016, Borrower contributed from cash on hand $532,000 (the “Second Contribution Amount”) to the Issuer to fund an equity cure in connection with a default with respect to a financial covenant in the Revolving Credit Agreement. In exchange for the Second Contribution Amount and pursuant to the Equity Cure Agreement, SXE issued 359,459 Common Units to Borrower. The number of Common Units was based on the volume weighted daily average price of a Common Unit, as reported on the New York Stock Exchange, for the 15 consecutive trading days ending on the second trading day prior to May 13, 2016, provided that such weighted daily average price would be no less than $0.89 per Common Unit and no greater than $1.48 per Common Unit.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 7 to Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit 7. Amended and Restated Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2016

SOUTHCROSS HOLDINGS GP LLC, a Delaware limited liability company

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS LP, a Delaware limited partnership

BY: SOUTHCROSS HOLDINGS GP LLC,
Its General Partner

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS INTERMEDIARY LLC, a Delaware limited liability company

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS GUARANTOR GP LLC, a Delaware limited liability company

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS GUARANTOR LP, a Delaware limited partnership

BY: SOUTHCROSS HOLDINGS GUARANTOR GP LLC, Its General Partner

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS BORROWER GP LLC, a Delaware limited liability company

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS BORROWER LP, a Delaware limited partnership

BY: SOUTHCROSS HOLDINGS BORROWER GP LLC, Its General Partner

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

APPENDIX 1

The name, principal address and position of the executive officers and directors, as applicable, of the following entities are as follows:

Southcross Holdings GP LLC

Bruce A. Williamson	Director, Chairman of the Board	Director, Chairman of the Board, Southcross Holdings GP LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Randall Wade	Director	Chief Operating Officer, EIG Global Energy Partners 333 Clay Street, Suite 3500 Houston, Texas 77002

Wallace C. Henderson	Director	Managing Director, EIG Global Energy Partners 333 Clay Street, Suite 3500 Houston, Texas 77002

Jason Downie	Director	Managing Partner, Tailwater Capital LLC 300 Crescent Court, Suite 200 Dallas, Texas 75201

Edward Herring	Director	Managing Partner, Tailwater Capital LLC 300 Crescent Court, Suite 200 Dallas, Texas 75201

Mark Cox	Director	Director, Southcross Holdings GP LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Michael Reddin	Director	Director, Southcross Holdings GP LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

John E. Bonn	President and Chief Executive Officer	President and Chief Executive Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Bret M. Allan	Senior Vice President, Chief Financial Officer	Senior Vice President, Chief Financial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Joel Moxley	Senior Vice President, Chief Commercial Officer	Senior Vice President, Chief Commercial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Kelly J. Jameson	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

G. Tracy Owens	Vice President and Chief Accounting Officer	Vice President and Chief Accounting Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Southcross Holdings LP

The sole general partner of Southcross Holdings LP is Southcross Holdings GP LLC.

Southcross Holdings Intermediary LLC

John E. Bonn	President and Chief Executive Officer	President and Chief Executive Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Bret M. Allan	Senior Vice President, Chief Financial Officer	Senior Vice President, Chief Financial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Joel Moxley	Senior Vice President, Chief Commercial Officer	Senior Vice President, Chief Commercial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Kelly J. Jameson	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

G. Tracy Owens	Vice President and Chief Accounting Officer	Vice President and Chief Accounting Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Southcross Holdings Guarantor GP LLC

John E. Bonn	President and Chief Executive Officer	President and Chief Executive Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Bret M. Allan	Senior Vice President, Chief Financial Officer	Senior Vice President, Chief Financial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Joel Moxley	Senior Vice President, Chief Commercial Officer	Senior Vice President, Chief Commercial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Kelly J. Jameson	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

G. Tracy Owens	Vice President and Chief Accounting Officer	Vice President and Chief Accounting Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Southcross Holdings Guarantor LP

The sole general partner of Southcross Holdings Guarantor LP is Southcross Holdings Guarantor GP LLC.

Southcross Holdings Borrower GP LLC

John E. Bonn	President and Chief Executive Officer	President and Chief Executive Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Bret M. Allan	Senior Vice President, Chief Financial Officer	Senior Vice President, Chief Financial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Joel Moxley	Senior Vice President, Chief Commercial Officer	Senior Vice President, Chief Commercial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Kelly J. Jameson	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

G. Tracy Owens	Vice President and Chief Accounting Officer	Vice President and Chief Accounting Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Southcross Holdings Borrower LP

The sole general partner of Southcross Holdings Borrower LP is Southcross Holdings Borrower GP LLC.